December 12, 2005

VIA EDGAR AND MESSENGER	RICHARD M. GRAF rgraf@kattenlaw.com 202.625.3537 202.339.6058 fax
Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: H. Christoper Owings

RE:	dELiA*s, Inc. Amendment No. 6 to
Registration Statement on Form S-1 (File No. 333-128153)

Dear Mr. Owings:

On behalf of our client, dELiA*s, Inc. (the “Company”), set forth below are responses to the oral comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via teleconference on December 9, 2005 (the “Comments”). The Comments are described below in bold and the Company’s responses are set forth immediately following each Comment. To facilitate your review, we have included a marked copy of Amendment No. 6 to the Registration Statement (the “Amendment”), which reflects the changes made to Amendment No. 5 to the Registration Statement, which was filed with the Commission via Edgar on December 8, 2005. On behalf of the Company, the following are responses to the Staff’s Comments:

Item 17. Undertakings

1.	Please consider whether the Company needs to include the undertaking set forth in Section 512(a)(6) of Regulation S-K.

Response:

The Company has included the undertaking contained in Section 512(a)(6) of Regulation S-K in Part II, Item 17 of the Amendment.

Certain United States Federal Income Tax Considerations

2.	Please revise the Registration statement to clarify that the tax opinion set forth in the Registration Statement under the heading “Certain United States Federal Income Tax Considerations” is the actual opinion being given to the Company by special tax counsel, and not a summary of such opinion.

H. Christopher Owings

Securities and Exchange Commission

December 8, 2005

Response:

The Company has revised the disclosure under the “Certain United States Federal Income Tax Considerations” to reflect that the discussion therein is the actual opinion being given to the Company by special tax counsel.

Exhibit 8.1

3.	Please revise Exhibit 8.1 to clarify that the actual tax opinion set forth in the Registration Statement under the heading “Certain United States Federal Income Tax Considerations” is the opinion being given by special tax counsel.

Response:

Exhibit 8.1 has been amended to make the requested clarification and has been refiled with the Amendment.

Exhibit 5.1

4.	Please revise Exhibit 5.1 to clarify that it is being given as of the date of effectiveness of the Registration Statement.

Response:

Exhibit 5.1 has been refiled with the Amendment and is now dated as of December 12, 2005.

We believe the responses above fully address the Comments. If you have any questions regarding the Amendment, or the above responses, please contact the undersigned (202/625-3537) or Timothy J. Kuester (202/625-3574) of this Firm. Thank you for your prompt attention to this matter.

Very truly yours,

Richard M. Graf

cc:	Mr. John Fieldsend, Esq.
Ms. Ellie Quarles, Esq.
Ms. Gina R. DiGioia
Mr. Edward Taffet
Mr. Matthew C. Diamond
Mr. James K. Johnson, Jr.
Mr. Robert Bernard
Mr. Walter Killough